UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934


                                SHEERVISION INC.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                   82104Q 10 5
                                 (CUSIP Number)

                                Suzanne Lewsadder
                                Jeffrey Lewsadder
                              c/o SheerVision Inc.
                           4030 Palos Verdes Drive N.
                                    Suite 104
                             Rolling Hills, CA 90274
                                 (310) 265-8918
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 March 20, 2008
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  82104Q 10 5
--------------------------------------------------------------------------------
1)       Name of Reporting Person - I.R.S. Identification No. of person
         (entities only).

         Suzanne Lewsadder
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------
3)       SEC Use Only
--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization
         United States
--------------------------------------------------------------------------------
                             7)       Sole Voting Power
                                      9,419,137
                             ---------------------------------------------------
NUMBER                       8)       Shared Voting Power
OF SHARES                             0
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     9)       Sole Dispositive Power
EACH                                  9,419,137
REPORTING                    ---------------------------------------------------
PERSON WITH                  10)      Shared Dispositive Power
                                      0
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         9,419,137
--------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)
         72.8%*
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------
* Based on 12,735,190 shares of shares of Common Stock of the Issuer outstanding as of April 10, 2008, as set forth in the Issuer's Form 10-QSB.

CUSIP No.  82104Q 10 5
--------------------------------------------------------------------------------
1)       Name of Reporting Person - I.R.S. Identification No. of person
         (entities only).

         Jeffrey Lewsadder
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------
3)       SEC Use Only
--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization
         United States
--------------------------------------------------------------------------------
                             7)       Sole Voting Power
                                      9,419,137
                             ---------------------------------------------------
NUMBER                       8)       Shared Voting Power
OF SHARES                             0
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     9)       Sole Dispositive Power
EACH                                  9,419,137
REPORTING                    ---------------------------------------------------
PERSON WITH                  10)      Shared Dispositive Power
                                      0
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         9,419,137
--------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)
         72.8%*
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------
* Based on 12,735,190 shares of shares of Common Stock of the Issuer outstanding as of April 10, 2008, as set forth in the Issuer's Form 10-QSB.

Item 1.  Security and Issuer.
         -------------------

         This statement (this "Statement") relates to 9,419,137 shares of common stock, par value $0.001 per share ("Common Stock") of SHEERVISION INC., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4030 Palos Verdes Drive N. Suite 104, Rolling Hills, CA 90274.

Item 2.  Identity and Background.
         -----------------------

         (a) This Statement is being filed by Suzanne Lewsadder and Jeffrey Lewsadder. Jeffrey Lewsadder is the husband of Suzanne Lewsadder.

         (b) The address of each Reporting Person is 4030 Palos Verdes Drive N. Suite 104, Rolling Hills, CA 90274.

         (c) Ms. Lewsadder's principal occupation is the Chief Executive Officer and Treasurer of the Issuer. Mr. Lewsadder's principal occupation is the President and Secretary of the Issuer. Each Reporting Person is also a Director of the Issuer.

         (d)-(e) Ms. Lewsadder has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  Mr. Lewsadder has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         On March 27, 2006, the Issuer, then known as Clean Water Technologies Inc. entered into a Share Exchange and Reorganization Agreement (the "Exchange Agreement") with Suzanne Lewsadder, Jeffrey Lewsadder and SheerVision, Inc., a California corporation ("SheerVision"). Pursuant to the Exchange Agreement, the sole shareholders of the outstanding shares of capital stock of SheerVision, Jeffrey Lewsadder and Suzanne Lewsadder, exchanged their SheerVision shares for an aggregate of 9,525,137 shares of Common Stock of the Issuer, representing 95% of the outstanding shares of Common Stock. As a result of the Exchange Agreement, SheerVision became a wholly-owned subsidiary of the Issuer, and the Reporting Persons became the Issuer's controlling stockholders. Following the closing of the Exchange Agreement on April 13, 2006, Jeffrey Lewsadder owned 4,762,568 shares of Common Stock, or 47.5% of the total outstanding shares of the Issuer's capital stock, and 47.5% total voting power of the Issuer's outstanding voting securities, and Suzanne Lewsadder, a director of the Issuer and the spouse of Jeffrey Lewsadder, owned 4,762,569 shares of Common Stock, or 47.5% of the total outstanding shares of the Issuer's capital stock, and 47.5% total voting power of the Issuer's outstanding voting securities.

         On April 18, 2007, the Issuer entered into a consulting agreement for investor and public relations services. In connection with the consulting agreement, the Reporting Persons transferred an aggregate of 306,000 shares (153,000 shares of Common Stock each) of the Issuer's Common Stock to the consultant.

         On March 20, 2008, the Issuer granted incentive stock options to purchase 200,000 shares of Common Stock to each Reporting Person at an exercise price of $0.22 per share. Of these options, for each Reporting Person, 100,000 options vested immediately and the remaining 100,000 options vest on December 31, 2008.

Item 4.  Purpose of Transaction.
         ----------------------

         The Exchange Agreement was to acquire control of the Issuer.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) At the date of this Statement, Suzanne Lewsadder beneficially owns 9,419,137 shares of Common Stock of the Issuer, representing approximately 72.8% of total number of issued and outstanding shares of Common Stock of the Issuer as of April 10, 2008. Jeffrey Lewsadder beneficially owns 9,419,137 shares of Common Stock of the Issuer, representing approximately 72.8% of the total number of issued and outstanding shares of Common Stock of the Issuer as of April 10, 2008. In the case of Suzanne Lewsadder, her shares include the shares of common stock beneficially owned by Jeffrey Lewsadder. In the case of Jeffrey Lewsadder, his shares include the shares of common stock beneficially owned by Suzanne Lewsadder.

         (b) Suzanne Lewsadder has sole dispositive and voting power with respect to the 9,419,137 shares of Common Stock of the Issuer. Jeffrey Lewsadder has sole dispositive and voting power with respect to the 9,419,137 shares of Common Stock of the Issuer.

         (c) No transactions in the Common Stock were effected by Suzanne Lewsadder in the past 60 days. No transactions in the Common Stock were effected by Jeffrey Lewsadder in the past 60 days.

         (d) Not Applicable.

         (e) Not Applicable.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

99.1 - Share Exchange and Reorganization Agreement, dated as of March 27, 2006, by and among the Issuer, SheerVision, Inc., and the shareholders of SheerVision, Inc., Suzanne Lewsadder and Jeffrey Lewsadder, filed as an exhibit to the Issuer's Form 8-K dated March 27, 2006 and incorporated by reference thereto.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: April 16, 2008



                              /s/ Suzanne Lewsadder
                              ---------------------
                              Suzanne Lewsadder

Dated: April 16, 2008



                              /s/ Jeffrey Lewsadder
                              ---------------------
                              Jeffrey Lewsadder